

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2024

Koon Kiat Sze
Chief Executive Officer
SKK Holdings Limited
27 First Lok Yang Road
Singapore 629735

   Re: SKK Holdings Limited
    Registration Statement on Form F-1
    Filed January 29, 2024
    File No. 333-276744

Dear Koon Kiat Sze:

  We have reviewed your registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed January 29, 2024

Cover Page

1. We note your response to prior comment 1. Please disclose on the cover page and under Risk Factors on page 26, that selling shareholders are also offering 1,647,999 shares for resale.

Exhibit 21.1

2. We note the consent from your auditors dated January 29, 2024, that refers to the auditor's report dated September 30, 2023. Please revise to include a consent that refers to the actual auditor's report date of September 30, 2023, except for Notes 1 and 11, as to which the date is January 8, 2024.

Exhibit Index

3.   We note that you intend to use a portion of the net proceeds to repay interest-free loans from Ms. Liao. Please file as an exhibit your debt agreements with Ms. Liao. See Item 601(b)(10)(ii)(A) of Regulation S-K. Also describe these loans under Related Party Transactions.

4.   Please file as exhibits any material agreements relating to your bank borrowings. See Item 601(b)(10)(i)(A) of Regulation S-K.

5.   We note your statement on page 61 that you have presented information and data from an industry report commissioned by you from Frost & Sullivan. Please file a consent as an exhibit to the registration statement pursuant to Rule 436 of the Securities Act.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Babette Cooper at 202-551-3396 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-3713 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Real Estate & Construction

cc: David L. Ficksman